[Letterhead]



                                 April 13, 2006

VIA EMAIL

Mr. Matt Goldfarb
Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, Connecticut 06854

Dear Matt:

     As Byron Allumbaugh and I have previously mentioned to you, the members of the Board of Directors of CKE Restaurants, Inc. (the "Company") who have had the opportunity to meet you have been very impressed with you as a person, and as a prospective Board member. We also are of the belief that you can bring added value to the Board.

     Accordingly, I am pleased to advise you that, subject to the affirmation requested below, the Board has unanimously agreed to appoint you to the Board on the following basis: (i) you will fill the vacancy left by the resignation of Douglas Ammerman; (ii) your appointment will be effective at the next regularly scheduled Board of Directors' meeting presently anticipated to be June 27, 2006; and (iii) since Mr. Ammerman's term expires at the time of the Company's 2007 Annual Stockholders' meeting, you will be up for reelection at that time.

     This agreement is conditioned upon your affirmation of the following representations by you:


          1. You will exercise your fiduciary duties as a Board member in the best interests of all of the stockholders, and not in the interests of just one stockholder, or a group of select stockholders.

          2. You will personally exercise your fiduciary duties, and you will not act on behalf, or operate at the direction, of any person or persons.

          3. At such time as either (i) Pirate Capital LLC and its affiliates own, in the aggregate, less than five percent of the Company's outstanding Common Stock (for reasons other than dilution caused by the Company's issuance of new securities) or (ii) you are no longer affiliated with Pirate Capital LLC, you will tender your resignation as a director. The Board will have the opportunity, but not the obligation, to accept this resignation.

          4. Pirate Capital LLC and its affiliates will vote at the Company's 2006 Annual Stockholders' meeting for the Company's slate of three directors (Messrs. Jerry Rubinstein, Dan Ponder and Carl Leo Karcher).

Mr. Matt Goldfarb
Pirate Capital LLC
April 13, 2006
Page 2



     Upon your execution of this letter in the place provided below, affirming the above representations, the Company's agreement to appoint you to the Board as described above shall be effective. In closing, I would like to note that the Board sincerely looks forward to your participation.

                                     Very truly yours,

                                     CKE Restaurants, Inc.



                                     By: /S/ E. Michael Murphy
                                         -------------------------------------
                                         E. Michael Murphy,
                                         Executive Vice President



      Affirmed:


      /S/ Matt Goldfarb
      ------------------------
      Matt Goldfarb